SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                         For the month of October, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No     X
             ---------        ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

The announcement of the third quarterly results for 2006 of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on October 27, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        China Petroleum & Chemical Corporation



                                                               By: /s/ Chen Ge
                                                                  ------------

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: October 31, 2006

                       [GRAPHIC OMITTED]
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock code: 386)

                        Third Quarterly Results for 2006

-------------------------------------------------------------------------------
Highlights of the results of the Company for the third quarter ended
30 September 2006

During the third quarter of 2006, income from principal operations and net profit of China Petroleum & Chemical Corporation and its subsidiaries (the "Company") under the PRC Accounting Rules and Regulations amounted to RMB273,231 million and RMB13,135 million respectively. Turnover & other operating revenues and profit attributable to equity holders of the parent under International Financial Reporting Standards ("IFRS") amounted to RMB 280,782 million and RMB 13,011 million respectively.

This quarterly report announcement is prepared in accordance with the Regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission ("CSRC"). This announcement is published simultaneously in Shanghai and Hong Kong and the contents of the announcements published in Shanghai and Hong Kong are the same. Financial information set out in this quarterly results announcement has been prepared in accordance with the PRC Accounting Rules and Regulations. Although it is not required by CSRC, Sinopec Corp. has also included in this announcement the relevant financial information prepared in accordance with IFRS.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Listing Rules for its publication in Hong Kong.
-------------------------------------------------------------------------------

1.    Important Notice

1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2 This quarterly results announcement has been reviewed and approved at the fifth meeting of the third session of the Board of Directors of Sinopec Corp.

1.3   The financial statements contained in this announcement are not audited.

1.4 Mr. Chen Tonghai, Chairman of the Board of Sinopec Corp., Mr. Wang Tianpu, President of Sinopec Corp., Mr. Dai Houliang, Director, Senior Vice President and Chief Financial Officer of Sinopec Corp., and Mr. Liu Yun, Deputy Chief Financial Officer of Sinopec Corp. and Head of the Accounting Department of Sinopec Corp., hereby warrant the authenticity and completeness of the financial statements contained in this quarterly results announcement.

2. Basic Information 2.1 Basic information of Sinopec Corp.

Stock name              SINOPEC CORP.         SINOPEC CORP.         SINOPEC CORP.         SINOPEC CORP.
Stock code              386                   SNP                   SNP                   600028
Place of listing        Hong Kong             New York Stock        London Stock          Shanghai Stock
                        Stock Exchange        Exchange              Exchange              Exchange
                                Authorized Representatives          Secretary to the      Representative on
                                                                    Board of Directors    Securities Matters
Name                    Mr. Wang              Mr. Chen Ge           Mr. Chen Ge           Mr. Huang
                        Tianpu                                                            Wensheng
Address                 6A Huixindong Street, Chaoyang District, Beijing, PRC
Post Code               100029
Tel                     +86 (10) 64990060
Fax                     +86 (10) 64990022
E-mail                  ir @sinopec.com.cn


2.2         Financial Information

2.2.1       Principal accounting data and financial indicators

2.2.1.1 Principal accounting data and financial indicators prepared in accordance with the PRC Accounting Rules and Regulations

                                                                                                             Changes
                                                                                                            compared
                                                                     At 30                At 31             with the
                                                                 September             December            preceding
                                                                      2006                 2005             year-end
                                                                                                                 (%)

Total assets (RMB millions)                                        582,597              520,572                11.91
Shareholders' funds (excluding minority                            237,468              215,623                10.13
  interests)(RMB millions)
Net assets per share (RMB)                                           2.739                2.487                10.13
Adjusted net assets per share (RMB)                                  2.674                2.426                10.22


                                              Three-month period ended               Nine-month period ended
                                                    30 September                          30 September
                                                 (July to September)                  (January to September)
                                                          Changes compared                         Changes compared
                                                             with the same                            with the same
                                                             period of the                            period of the
                                    2006      2005          preceding year    2005      2004         preceding year
                                                                       (%)                                      (%)

Net cash flow from
   operating activities             24,953    22,201         12.40            50,119    47,245         6.08
   (RMB millions)
Earnings per share                   0.151    0.097          55.78            0.390      0.305        27.72
   (RMB)
Return on net assets (%)             5.53      4.16      1.37 percentage      14.24      13.07     1.17 percentage
                                                              point                                     point
Return on net assets
   before non-operating
   profits/losses                    5.61      4.65      0.96 percentage      14.36      13.67     0.69 percentage
   (Fully diluted) (%)                                        point                                     point

(Weighted average) (%)               5.67      4.66      1.01 percentage      14.99      14.03     0.96 percentage
                                                              point                                     point

                                                                                                            Nine-month
                                                                                                          period ended
                                                                                                          30 September
Non operating profits/losses                                                                                      2006
                                                                                                        (RMB millions)

Gain on disposal of long-term equity investments                                                                  (24)
Written back of provisions on assets provided in previous years                                                  (346)
Non-operating expenses (excluding normal provisions on assets provided
   in accordance with the Accounting Regulation for Business Enterprises)                                          981
Of which:     Loss on disposal of fixed assets                                                                      50
              Donations                                                                                             75
              Employee reduction expenses                                                                           72
Non-operating income                                                                                             (191)
Tax effect                                                                                                       (139)
Total                                                                                                              281

2.2.1.2 Principal accounting data and financial indicators prepared in accordance with IFRS


                                                                                                     Changes compared
                                                                                                             with the
                                                                  At 30 September    At 31 December         preceding
                                                                             2006              2005          year-end
                                                                                                                  (%)

      Total assets (RMB millions)                                         601,255           537,321            11.90
      Total equity attributable to equity shareholders of the             246,702           223,556            10.35
         Company (RMB millions)
      Net assets per share (RMB)                                            2.845             2.578            10.35
      Adjusted net assets per share (RMB)                                   2.782             2.518            10.48

                                            Three-month period ended                 Nine-month period ended
                                                  30 September                             30 September
                                               (July to September)                    (January to September)
                                                                     Changes                                  Changes
                                                                    compared                                 compared
                                                               with the same                            with the same
                                                               period of the                            period of the
                                           2006       2005    preceding year        2006      2005     preceding year
                                                                         (%)                                      (%)

      Net cash flow from operating
         activities (RMB millions)       22,742     19,677             15.58      44,220    40,759               8.49
      Earnings per share (RMB)            0.150      0.099             51.36       0.397     0.326            21.83
      Return on net assets (%)             5.27       4.08              1.19       13.95     13.40    0.55 percentage
                                                            percentage point                                    point


2.2.2       Income statements
            This section includes the income statements for the third quarter ended 30 September 2006 prepared in accordance with both the PRC Accounting Rules and Regulations and IFRS with comparative figures for the corresponding period in 2005.

2.2.2.1 Income statements prepared in accordance with the PRC Accounting Rules and Regulations

(1) Income statements for the three-month period ended 30 September (July to September)

                                                      Three-month period ended           Three-month period ended
                                                         30 September 2006                   30 September 2005
Item                                                    (July to September)                  (July to September)
                                                     The Group       The Company          The Group       The Company
                                                      (Note 1)          (Note 1)           (Note 1)          (Note 1)
                                                  RMB millions      RMB millions       RMB millions      RMB millions

1.     Income from principal operations               273,231            199,805            217,742           155,331
Less:Cost of sales                                    230,221            167,481            186,433           144,342
      Sales taxes and surcharges                        8,815              7,412              4,505             2,916
2.     Profit from principal operations                34,195             24,912             26,804             8,073
Add:   Profit/(loss) from other operations                 35                  6                159                77
Less: Selling expenses                                  6,059              3,956              5,368             3,461
       Administrative expenses                          6,330              5,163              6,341             4,508
       Financial expenses                               1,705              1,410              1,064               801
       Exploration expenses, including dry              1,803              1,807              1,229               923
         holes
3.    Operating profit/(loss)                          18,333             12,582             12,961           (1,543)
Add: Investment (loss)/income                           (157)              6,102                218            14,029
      Non-operating income                                 59                 29                117                40
Less: Non-operating expenses                              341                242                796               302
4.    Profit before taxation                           17,894             18,471             12,500            12,224
Less: Taxation                                          5,375              5,343              3,759             3,798
      Minority interests                                   93                  -                262                 -
Add: Unrecognised investment losses (Note 2)              709                  -               (47)                 -
5.    Net profit                                       13,135             13,128              8,432             8,426

Note: 1.    The "Company" means China Petroleum & Chemical Corporation.
            The "Group" means China Petroleum & Chemical Corporation and its subsidiaries on a consolidated basis.
      2.    This item represents the written back of unrecognised  investment  losses  exceeding the investment costs of long-term investments.

(2) Income statements for the nine-month period ended 30 September (January to September)

                                                   Nine-month period ended              Nine-month period ended
                                                      30 September 2006                    30 September 2005
Item                                               (January to September)                (January to September)
                                                    The Group        The Company        The Group         The Company
                                                     (Note 1)           (Note 1)         (Note 1)            (Note 1)
                                                 RMB millions       RMB millions     RMB millions        RMB millions

1.     Income from principal operations              755,219             530,826          576,990             396,671
Less: Cost of sales                                  639,519             442,164          479,614             357,068
      Sales taxes and surcharges                      21,733              18,038           12,709               8,302
2. Profit from principal
    operations                                        93,967              70,624           84,667              31,301
Add: Profit/(loss) from other
    operations                                           525                 173              606                 252
Less: Selling expenses                                16,770              10,513           15,727              10,070
      Administrative expenses                         18,101              14,693           16,941              10,649
      Financial expenses                               5,227               3,952            3,916               2,653
      Exploration expenses,
       including dry holes                             4,888               4,870            4,584               3,601
3.     Operating profit                               49,506              36,769           44,105               4,580
Add: Investment income / (loss)                           27              12,947            (524)              34,963
      Non-operating income                               191                  83              250                 139
Less: Non-operating expenses                           1,015                 710            1,905                 734
4.    Profit before taxation                          48,709              49,089           41,926              38,948
Less: Taxation                                        15,339              15,295           12,927              12,492
      Minority interests                                 254                   -            2,363                   -
Add: Unrecognised investment losses (Note
         2)                                              698                   -            (160)                   -
5.    Net profit                                      33,814              33,794           26,476              26,456

Note: 1.    The "Company" means China Petroleum & Chemical Corporation.
            The "Group" means China Petroleum & Chemical Corporation and its subsidiaries on a consolidated basis.
      2.    This item represents the written back of unrecognised investment losses exceeding the investment costs of long-term investments.

2.2.2.2     Consolidated income statements prepared in accordance with IFRS

Item                                               Three-month period ended 30           Nine-month period ended 30
                                                             September                          September
                                                        (July to September)                (January to September)
                                                  RMB millions           RMB millions    RMB millions     RMB millions
                                                          2006                   2005            2006             2005
1.     Turnover and other operating revenues           280,782                224,134         773,910          592,588
       Including:Turnover                              273,231                217,742         755,219          576,990
                     Other operating revenues            7,551                  6,392          18,691           15,598
2.     Operating expenses                            (260,852)              (210,640)       (719,742)        (545,412)
       Including:Expenses on purchase
                        of crude oil,
                        products and                 (228,488)              (183,618)       (628,703)        (466,654)
                        operating supplies
                     Selling, general and
                       administrative                  (8,801)                (8,745)        (25,230)         (24,255)
                       expenses
                     Depreciation, depletion           (8,236)                (7,686)        (24,740)         (22,841)
                       and amortisation
                     Exploration expenses,             (1,803)                (1,229)         (4,888)          (4,584)
                       including dry holes
                     Personnel expenses                (4,427)                (4,178)        (13,624)         (12,714)
                     Employee reduction                   (24)                    (6)            (72)            (106)
                       expenses
                     Taxes other than income           (8,815)                (4,505)        (21,733)         (12,709)
                       tax
                     Other operating                     (258)                  (673)           (752)          (1,549)
                      expenses, net
3.     Operating profit                                 19,930                 13,494          54,168           47,176
4.     Net finance costs                               (1,523)                  (867)         (4,665)          (3,433)
       Including:    Interest expense                  (1,981)                (1,523)         (5,523)          (4,368)
                     Interest income                       112                    107             362              275
                     Foreign exchange losses              (17)                  (138)            (69)            (178)
                     Foreign exchange gains                363                    687             565              838
5.     Investment income                                    87                     14             218               76
6.     Share of profits less losses from                   116                    209             563              745
          associates

7.     Profit before taxation                           18,610                 12,850          50,284           44,564
8.     Taxation                                        (5,507)                (3,984)        (15,617)         (13,929)
9.     Profit for the period                            13,103                  8,866          34,667           30,635
       Attributable to:
10.    Equity holders of the parent                     13,011                  8,596          34,417           28,249
11.    Minority interests                                   92                    270             250            2,386
12.    Profit for the period                            13,103                  8,866          34,667           30,635

2.2.3 Differences between the net profit for the first three quarters of 2006 and shareholders' funds under the PRC Accounting Rules and Regulations and IFRS

2.2.3.1 Effects of major differences between the net profit under the PRC Accounting Rules and Regulations and the profit for the period under IFRS are analysed as follows:

                                                                                       Nine-month period ended
                                                                                             30 September
                                                                                                2006              2005
                                                                                        RMB millions      RMB millions

Net profit under the PRC Accounting Rules and Regulations                                     33,814            26,476
Adjustments:
   Equity investment differences                                                                 754             1,175
   Depreciation of oil and gas properties                                                        560               648
   Capitalisation of general borrowing costs, net of depreciation effect                         425               377
   Acquisition of Sinopec Corp. National Star                                                     87                87
   Reduced amortization on revaluation of land use rights                                         20                14
   Reduced depreciation on government grants                                                       9                 2
   Pre-operating expenditures                                                                   (24)               441
   Disposal of oil and gas properties, net of depreciation effect                              (252)             (299)
   Unrecognised losses of subsidiaries                                                         (698)               160
   Effects of the above adjustments on taxation                                                (278)             (832)
   Minority interests                                                                            250             2,386
Profit for the period under IFRS                                                              34,667            30,635

2.2.3.2 Effects of major differences between the shareholders' funds under the PRC Accounting Rules and Regulations and the total equity under IFRS are analyzed as follows:

                                                                                               At 30             At 31
                                                                                           September          December
                                                                                                2006              2005
                                                                                        RMB millions      RMB millions

Shareholders' funds under the PRC Accounting Rules and
   Regulations                                                                               237,468           215,623
Adjustments:
   Equity investment differences                                                                 954               200
   Depreciation of oil and gas properties                                                     12,793            12,233
   Capitalisation of general borrowing costs                                                   2,537             2,112
   Acquisition of Sinopec Corp. National Star                                                (2,491)           (2,578)
   Revaluation of land use rights                                                              (933)             (953)
   Government grants                                                                           (579)             (588)
   Pre-operating expenditures                                                                   (46)              (22)
   Disposal of oil and gas properties                                                          2,808             3,060
   Effects of the above adjustments on taxation                                              (5,809)           (5,531)
   Minority interests                                                                         19,549            29,440
Total equity under IFRS                                                                      266,251           252,996

2.3 List of the top 10 shareholders of tradable shares as at the end of this reporting period:

-------------------------------------------------------------------------------------------------------------------
As at the end of this reporting period, the total number of shareholders is 187,837, inclusive of 179,450 holders of domestic A-share, and 8,387 holders of H-share listed overseas.
-------------------------------------------------------------------------------------------------------------------
Shareholding Position of the top 10 shareholders with no restriction on selling the shares held
------------------------------------------------------------- ----------------------------------------- -----------
Shareholder's name (full name)                                Quantity of tradable shares in            Nature
                                                              possession as at the end of this          of
                                                              reporting period (10,000 shares)          Shareholders
------------------------------------------------------------- ----------------------------------------- -----------
HKSCC (Nominees) Limited                                                                16,680,439,319     H
------------------------------------------------------------- ----------------------------------------- -----------
China Life Corp.,-Participating-Individual                                                  83,938,631     A
   Participating-005L-FH002 Shanghai
------------------------------------------------------------- ----------------------------------------- -----------
Industrial and Commercial Bank-EFUND Value Selection                                        83,687,414     A
   Securities Investment Fund
------------------------------------------------------------- ----------------------------------------- -----------
China Banki-DJia Shi Theme Selection Mixed Securities                                       77,228,636     A
   Fund
------------------------------------------------------------- ----------------------------------------- -----------
Industrial and Commercial Bank-Guangfa
   Strategic Selected Mixed Securities                                                      72,733,792     A
   Fund
------------------------------------------------------------- ----------------------------------------- -----------
China Life(Group)-Conventional-Ordinary Insurance                                           64,000,000     A
   Product
------------------------------------------------------------- ----------------------------------------- -----------
China Banki-DYin Hua Quality Growth Equity Securities                                       63,615,929     A
   Investment Fund
------------------------------------------------------------- ----------------------------------------- -----------
Bank of Communicationi-DAnshun Security
   Investment Fund                                                                          58,394,961     A

------------------------------------------------------------- ----------------------------------------- -----------

International Finance-Standard Chartered-CITIGROUP GLOBAL                                   56,217,823     A
   MARKETS LIMITED
------------------------------------------------------------- ----------------------------------------- -----------
China Construction Banki-DBank of Communication Schroder
   Sound mixed configuration Securities Investment                                          49,016,462     A
   Fund
------------------------------------------------------------- ----------------------------------------- -----------

2.4        Business Review
2.4.1      Production and Operations

           In the first three quarters of 2006, China's economy continued to grow at a relatively rapid pace, with a GDP growth rate of 10.7%, whilst the domestic demands for petroleum and petrochemical products both mantained rational growth rates. Crude Oil prices in the world market dropped remarkably, after reaching a new record high. The Company has brought into play our advantages of integrated operations, endeavored to expand resources and the market, improved production and operational performances, reinforced competitive forces in the market, and maintained growth momentum in production of crude oil and natural gas, processing volume of crude oil, sales volume of oil products, as well as outputs of ethylene and synthetic resins.


           Exploration & Production: The Company has carefully implemented its resources strategy, with a combined focus on both crude oil and natural gas, accelerated efforts in building up production capacities, and realized stable oil and natural gas production with various growth rates. To be concrete, production of crude oil and natural gas grew by 2.84% and 18.08% on a year-on-year basis, respectively. Moreover, the Company has proactively proceeded with the development activities in Puguang Gas Field.


           Refining: The Company has closely tracked the international crude oil market, in adherence to its multi-sourcing tactics for crude oil resources, and brought down costs in crude oil purchasing; besides, the Company adjusted the product mix, striving to meet market demand, as well. As a consequence, the processing volume of crude oil and output of oil products have grown by 4.45% and 2.93% respectively on a year-on-year basis; while the yield of light oil and commercialization ratio have both risen up.


           Marketing and distribution: The Company has actively deployed resources, managed to increase the sales volume of oil products steadfastly, and further improved its marketing structure. At the same time, the Company has brought into full play the role of its modern logistics system, and done a good job in organizing the dispatching and transportation of oil products. In the first three quarters of 2006, the domestic sales volume and retail volume of oil products have grown by 7.17% and 17.52% respectively on a year-on-year basis.


           Chemicals: The Company has continually enabled chemical facilities to conduct production work on a safe, stable and full-load basis, increased the outputs of major products, optimized product mix, and proceeded steadfastly on concentrated sales of products. In the first three quarters of 2006, production of ethylene and synthetic resins have grown by 17.80% and 13.38% respectively on a year-on-year basis.


----------------------------------------------------------------------------------------------------------------------
                                                            Nine-month period ended 30         Changes compared with the
                                           Unit             September                          same period of the preceding
                                                                  (January ~ September)        year (%)
----------------------------------------------------------------------------------------------------------------------
                                                                 2006              2005
----------------------------------------------------------------------------------------------------------------------
Exploration and Production
----------------------------------------------------------------------------------------------------------------------
Crude oil production                 '0000 tonnes                 3,002            2,919                  2.84
----------------------------------------------------------------------------------------------------------------------
Natural gas production               Billion cubic meters             5.348            4.529             18.08
----------------------------------------------------------------------------------------------------------------------
Crude oil realized price             RMB/ton                      3,388.03         2,525.89              34.13
----------------------------------------------------------------------------------------------------------------------
Natural gas realized price           RMB/'000 cubic meter           750.70           657.92              14.10
----------------------------------------------------------------------------------------------------------------------
Refining
----------------------------------------------------------------------------------------------------------------------
Refining throughput                  Million tonnes                 108.70           104.07               4.45
----------------------------------------------------------------------------------------------------------------------
Production of gasoline, diesel oil   Million tonnes                  64.74            62.90               2.93
and kerosene
----------------------------------------------------------------------------------------------------------------------
Of which:   Gasoline                 Million tonnes                  16.97            17.23              (1.51)
----------------------------------------------------------------------------------------------------------------------
            Diesel                   Million tonnes                  43.01            40.49               6.22
----------------------------------------------------------------------------------------------------------------------
            Kerosene                 Million tonnes                   4.75             5.18              (8.30)
----------------------------------------------------------------------------------------------------------------------
Light Chemical feedstock             Million tonnes                  17.16             15.50              19.06%
----------------------------------------------------------------------------------------------------------------------
Light products yield                 %                               74.64            74.20          0.44 percentage point
----------------------------------------------------------------------------------------------------------------------
Refining yield                       %                               93.63            93.23          0.40 percentage point
-----------------------------------------------------------------------------------------------------------------------
Marketing and Distribution
-----------------------------------------------------------------------------------------------------------------------
Total domestic sales of refined oil  Million tonnes                  83.06            77.50               7.17
products
-----------------------------------------------------------------------------------------------------------------------
Of which: Retail                     Million tonnes                  54.27            46.18              17.52
-----------------------------------------------------------------------------------------------------------------------
          Distribution               Million tonnes                  14.49            15.42              (6.03)
-----------------------------------------------------------------------------------------------------------------------
          Wholesale                  Million tonnes                  14.30            15.89             (10.01)
-----------------------------------------------------------------------------------------------------------------------
Total number of petrol stations      Station                     28,546           30,583                 (6.66)
-----------------------------------------------------------------------------------------------------------------------
Of which: Self-operated              Station                     27,746            27,048                 2.58
-----------------------------------------------------------------------------------------------------------------------
          Franchised                 Station                        800            3,535                (77.37)
-----------------------------------------------------------------------------------------------------------------------
Annual Throughput per station (Note  tonne/station                2,608            2,277                 14.54
1)
-----------------------------------------------------------------------------------------------------------------------
Chemicals (Note 2)
-----------------------------------------------------------------------------------------------------------------------
Ethylene                             '000 tonne                   4534              3849                 17.80
-----------------------------------------------------------------------------------------------------------------------
Synthetic resins                     '000 tonne                   6289              5547                 13.38
-----------------------------------------------------------------------------------------------------------------------
Synthetic rubber                     '000 tonne                    490               468                  4.70
-----------------------------------------------------------------------------------------------------------------------
Synthetic fiber monomers and polymers'000 tonne                   5401              4929                  9.58
-----------------------------------------------------------------------------------------------------------------------
Synthetic fibers                     '000 tonne                   1137              1161                 (2.07)
-----------------------------------------------------------------------------------------------------------------------
                  Urea               '000 tonne                   1321              1450                 (8.90)
-----------------------------------------------------------------------------------------------------------------------

Notes: 1.  Throughput per petrol station data was an annualized average.
       2. Operational data of 2005, 2006 includes the 100% production of YPC-BASF and Shanghai Secco.

           Capital expenditure:


           In the first three quarters of 2006, the Company's capital expenditure totaled RMB 44.639 billion, of which RMB 18.081 billion was spent in the Exploration & Development Segment, which has achieved an array of significant positive results in terms of oil and natural gas exploration, by means of intensive and carpet-to-carpet prospecting and targeting at key areas in newly found reserve zones; and increased crude oil production capacity by
           4.13 million tons per year, as well as increased natural gas production capacity by 1.287 billion cubic meters per year; RMB
           7.098 billion was spent in the Refining Segment, which has built up and put into production the "Yizheng~Changling Crude Oil Pipeline" project, and proceeded smoothly on those oil refining projects located in Guangzhou, Yanshan and Qingdao respectively, and commenced the construction work for the Crude Oil Wharf at Weizhou Island of Beihai City; RMB 9.328 billion was spent in the Chemical Segment, which has already finished upgrading PX project in Yangtze Petrochemical Company, and put it into operations, second round of ethylene expansion in Maoming excluding the LDPE project has been completed and put into service. The projects, such as "Upgrading PTA Project in Yangtze Petrochemical Co., Ltd." "Integrated Project in Fujian", " Integrated Refining & Chemical Project in Tianjin" and "Coal to Liquid" projects are progressing as planned; and RMB 8.510 billion was spent in the Marketing & Distribution Segment, which has made preliminary accomplishments in building up and acquiring petrol stations in strategic areas such as along the highway, and increased the total number of petrol stations by 542, as well as further consummating the marketing network; the rest RMB 1.622 billion was spent in the Corporate and Others Segment.

3          Management's Discussion and Analysis

3.1 Brief analysis of the Company's general operating activities during this reporting period


           In the third quarter of 2006, according to the PRC Accounting Rules and Regulations, the Company's income from principal operations was RMB 273.2 billion, representing an increase of 25.48% over the same period of the preceding year. Its net profit was RMB 13.1 billion, representing an increase of 55.78% over the same period of the preceding year. According to the IFRS, the Company's business turnover and other operating revenues were RMB 280.8 billion, representing an increase of 25.27% over the same period of the preceding year. The profit attributable to shareholders was RMB 13.0 billion, representing an increase of 51.36% over the same period of the preceding year.


3.1.1 The principal segments or products contributing over 10% to the Company's income or profit from its principal operations

           The following table sets out the segment-based information compiled in accordance with the PRC Accounting Rules and Regulations:

           ---------------------------------- ------------------ ----------------- ----------------- ------------------
                        Segment                  Income           Cost of          Profit from         Gross profit
                                                  from            principal        principal             margin
                                                principal        operations        operations             (Note)
                                                operations                                                 (%)
                                              (RMB millions)     (RMB millions)    (RMB millions)
           ---------------------------------- ------------------ ----------------- ----------------- ------------------
           Exploration and production                    35,917            10,668            20,902              58.20
           ---------------------------------- ------------------ ----------------- ----------------- ------------------
           Refining                                     151,042           158,580          (11,120)             (7.36)
           ---------------------------------- ------------------ ----------------- ----------------- ------------------
           Marketing and distribution                   158,675           142,069            16,325              10.29
           ---------------------------------- ------------------ ----------------- ----------------- ------------------
           Chemicals                                     56,658            49,263             6,791              11.99
           ---------------------------------- ------------------ ----------------- ----------------- ------------------
           Others                                        71,987            70,690             1,297               1.80
           ---------------------------------- ------------------ ----------------- ----------------- ------------------
           Elimination of inter-segment               (201,048)         (201,048)               N/A                N/A
           sales
           ---------------------------------- ------------------ ----------------- ----------------- ------------------
           Total                                        273,231           230,222            34,195              12.52
           ---------------------------------- ------------------ ----------------- ----------------- ------------------
           Of which:                                     19,659            14,403             1,943               9.88
           Connected transactions
           ---------------------------------- ------------------ ----------------- ----------------- ------------------

           Note: Gross profit margin = profit from principal operations / income from principal operations

           The following table sets out the segment-based information compiled in accordance with the IFRS:

           -------------------------------- ------------------ --------------- ----------------- ---------------------
                       Segment                  Operating        Operating         Operating         Percentage of
                                                                                                       operating
                                                revenues          expenses      profit/(loss)      profit/(loss) over
                                             (RMB millions)    (RMB millions)   (RMB millions)   operating revenues (%)
           -------------------------------- ------------------ --------------- ----------------- ---------------------
           Exploration and production                  39,303          20,325            17,585                 44.74
           -------------------------------- ------------------ --------------- ----------------- ---------------------
           Refining                                   152,605         165,906          (12,583)                (8.25)
           -------------------------------- ------------------ --------------- ----------------- ---------------------
           Marketing and distribution                 158,840         149,025             9,815                  6.18
           -------------------------------- ------------------ --------------- ----------------- ---------------------
           Chemicals                                   58,931          54,069             4,862                  8.25
           -------------------------------- ------------------ --------------- ----------------- ---------------------
           Others                                      72,151          71,900               251                  0.35
           -------------------------------- ------------------ --------------- ----------------- ---------------------
           Elimination of inter-segment             (201,048)       (201,048)               N/A                   N/A
           sales
           -------------------------------- ------------------ --------------- ----------------- ---------------------
           Total                                      280,782         260,177            19,930                  7.10
           -------------------------------- ------------------ --------------- ----------------- ---------------------

3.1.2      Seasonal or periodic characteristics of the Company's operations


           [ ] Applicable   [X] Not applicable


3.1.3 The composition of the profits during this reporting period (under the PRC Accounting Rules and Regulations, significant changes in the profit from principal operations, profit from other operations, period expenses, investment income, subsidy income and net non-operating income/expenses as a percentage of profit before taxation compared with the preceding reporting period (from January to June) are listed and explained below)

           ----------------------- ------------------------------- ------------------------------ ---------------
                    Item              Three-month period as             Six-month period as
                                             at                                at                     Changes
                                       30 September 2006                  30 June 2006                  as a
                                      (July to September)               (January to June)            percentage
           ----------------------- --------------- --------------- ------------- ----------------    of profit
                                                         As a                         As a            before
                                                      Percentage                   Percentage        taxation
                                    Amount            of profit      Amount         of profit       (Percentage
                                                        before                        before           point)
                                   (RMB millions)    taxation (%)   (RMB millions) taxation (%)
           ----------------------- --------------- --------------- ------------- ---------------- ---------------
           Profit from principal           34,195          191.10        59,772           193.97          (2.87)
           operations
           ----------------------- --------------- --------------- ------------- ---------------- ---------------
           Profit from other                   35            0.20           490             1.59          (1.39)
           operations
           ----------------------- --------------- --------------- ------------- ---------------- ---------------
           Period expenses               (15,897)         (88.84)      (29,089)          (94.40)          (5.56)
           ----------------------- --------------- --------------- ------------- ---------------- ---------------
           Investment                       (157)          (0.88)           184             0.60          (1.48)
           (loss)/income
           ----------------------- --------------- --------------- ------------- ---------------- ---------------
           Net non-operating                (282)          (1.58)         (542)           (1.76)          (0.18)
           income/expenses
           ----------------------- --------------- --------------- ------------- ---------------- ---------------
           Profit before taxation          17,894          100.00        30,815           100.00               -
           ----------------------- --------------- --------------- ------------- ---------------- ---------------

3.1.4 Significant changes in, and explanations of, the principal operations and their structures as compared with those during the preceding reporting period (January to June)


           [ ] Applicable    [X] Not applicable


3.1.5 Significant changes in, and explanations of, the profitability (gross profit margin) of principal operations as compared with those during the preceding reporting period (January to June)


           [ ] Applicable    [X] Not applicable


3.2 Significant events and their impacts as well as the analysis and explanations for the solutions


3.2.1      Connected transactions


           In the first three quarters ended at 30 September 2006, the connected transactions actually conducted by the Company amounted to RMB 148.629 billion, of which RMB 70.911 billion related to purchases, whilst RMB 77.718 billion related to sales (including the sales of products and service that amounted to RMB 77.644 billion, income from interests that amounted to RMB 34 million, and income from agency fees that amounted to RMB 40 million). The value of those products & services (with regard to purchasing, storage & transportation, exploration & production, and other production-related services) provided by Sinopec Group Company to the Company was RMB 62.759 billion, taking up 10.0% in the transactions of the same kind, and accounting for 8.7% of the operating expenses of the Company in the first three quarters. The value of those auxiliary & community services provided by Sinopec Group Company to the Company was RMB 1.257 billion, taking up 0.17% of the operating expenses of the Company in the first three quarters. The value of those products & services provided by the Company to Sinopec Group Company was RMB 69.37 billion, taking up 9.0% in the transactions of the same kind.


           The principles for setting the prices for connected transactions are: (1) as to those products or projects that the State government has formulated or suggested prices towards, the State-formulated or suggested shall govern; (2) as to those products or projects that the State government has not formulated or suggested prices towards yet, the market prices (inclusive of the bid prices) shall govern;
           (3) as to those products or projects that the State government has not formulated or suggested prices towards yet, and there are no market prices for reference to, the prices shall then be set by "adding a rational profit margin, usually 6% onto the costs".

                                      -14

3.2.2 China Orient Asset Management Corporation, China Cinda Asset Management Corporation and China Development Bank signed agreements upon transfer of State-owned shares to China Petrochemical Corp.


           The three original shareholders of Sinopec Corp., China Orient Asset Management Corporation, China Cinda Asset Management Corporation and China Development Bank, signed Share Transfer Agreements with Sinopec Group Company on 29 April, 06 June and 17 August 2006 respectively, pursuant to which they transferred 1,296,410,000 State-owned shares (about 1.5% of the total shares of Sinopec Corp.), 2,848, 886,224 State-owned shares (about 3.3% of the total shares of Sinopec Corp.) and 632,570, 000 State-owned shares (about 0.7% of the total shares of Sinopec Corp.) held by them respectively to Sinopec Group Company; whilst Sinopec Group Company paid the prices to China Orient Asset Management Corporation, China Cinda Asset Management Corporation and China Development Bank in cash, respectively. All the Share Transfer Agreements signed by the three companies and Sinopec Group Company have been approved by the State-owned Assets Supervision and Administration Commission of the State Council and the State Ministry of Finance; whilst the necessary procedures regarding the share transfers have been completed on 27 September.


3.2.3      Injection of Capital in the Refining Project in Hainan


           On 11 October 2006, Sinopec Corp. entered into a Joint Venture Contract with Century Bright International Investment Co., Ltd. ("CBI"), an overseas wholly-owned subsidiary under China Petrochemical Corp. Pursuant to this contract, Sinopec Corp. and CBI agreed to inject capital ( RMB 2.9895 billion by Sinopec Corp. and the an equivalent of RMB 996.5 million in foreign currency by CBI) in Hainan Oil Refining & Chemical Co., Ltd. to increase its registered capital. Following such investments, Sinopec Corp. and CBI held 75% and 25% in the share capital of Hainan Oil Refining & Chemical Co., Ltd., respectively.


3.2.4      Reform on non-tradable shares


           Sinopec Corp.'s non-tradable share reform proposal has already been approved on the meeting of A Share market related shareholders, which was held on 25 September 2006. As per this proposal, holders of Sinopec Corp.'s tradable A shares will get 2.8 additional shares for every 10 shares they held in Sinopec Corp., paid by the holders of Sinopec Corp.'s originally non-tradable shares. All the holders of Sinopec Corp.'s originally non-tradable shares commit to obey the regulations, which set out the restricted trading period. Besides, the holders of Sinopec Corp.'s originally non-tradable shares have paid 784,000,000 shares in total, as a consideration specified under this non-tradable share reform proposal, to all holders of tradable A shares. Such shares have been launched into the market for trading on 10 October 2006, namely the very first trading day after the reform proposal has been put into force. On the same day, the former non-tradable shares possessed by holders of Sinopec Corp. are allowed for trading in the market.

3.2.5      Distribution of interim dividends of 2006


           Pursuant to the Articles of Association of the Company and with the approval from the third meeting of the Third Session of the Board of Directors of Sinopec Corp., the scheme for distribution of dividends for the first half of 2006 that ended 30 June 2006, was to distribute cash dividends of about RMB 3.468 billion in total, amounting to RMB 0.04 yuan (pre-tax) per share, which was calculated on the basis of the total number of 86,702,439,000 shares as at 30 June 2006. The dividends for the first half of 2006 have been distributed on 28 September 2006 to the members of the Company, whose names appear on the register of members of Sinopec Corp. on 13 September 2006.


3.2.6      Capital expenditure adjustments


           The 5th meeting of the Third Session of the Board of Directors held on 27 October 2006 has approved the capital expenditure adjustments plan from RMB70 billion to RMB80.391 billion for the year 2006, the increase is RMB10.391 billion. The increase for Exploration and Production Segment is RMB1.59 billion, the increase for Refining Segment is RMB6.259 billion, the increase for Chemicals Segment is RMB3.013 billion, while the decrease for scientific research, information and others is RMB0.472 billion.


3.2.7      Appointment of senior management


           Mr. Jiao Fangzheng was appointed the vice president at the 5th meeting of the Third Session of the Board of Directors held on 27 Oct. 2006.


3.3 Descriptions of, and explanations to, accounting policies, accounting estimations, consolidation scope and significant accounting errors


           [ ] Applicable    [X] Not applicable


3.4 Relevant explanations made by the Board of Directors and the Supervisory Committee after the audit and presentation of "non-standard opinion".


           [ ] Applicable    [X] Not applicable


3.5 Caution and explanation as to an anticipated loss from the beginning of the year to the end of the next reporting period or significant changes in accumulated net profits for the period over the same period of the preceding year


           [ ] Applicable    [X] Not applicable


3.6 Adjustments from time to time to the annual business plan or budget which has been disclosed

           [ ] Applicable    [X] Not applicable


3.7 Special commitments made by the original holders of non-tradable shares of the Company in the course of share merger reform, and their performance of such commitments


           [ ] Applicable    [X] Not applicable


3.8 Annotations to the arrangements for working hours regarding the non-tradable share reform for those companies that have not initialized the reform procedure yet as at the date when the present Quarterly Report is made public


           [ ] Applicable    [X] Not applicable


3.9 Relevant annotations to those companies that have not initialized the reform procedure yet as at the date when the present Quarterly Report is made public


           [ ] Applicable    [X] Not applicable


3.10 This quarterly report is published in both English and Chinese languages. The Chinese version shall prevail, in case of any disparity in construing these two versions.




                                                      By Order of The Board
                                                           Chen Tonghai
                                                             Chairman
                                                          27 October 2006

As at the date of this announcement, the executive directors of Sinopec Corp are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhou Yuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.